Exhibit 99.1

The following is a brief description of each matter voted upon at the Extraordinary General Meeting and the number of votes cast for, withheld, or against, and the number of abstentions with respect to each matter, as applicable.

	RESOLUTION	FOR	AGAINST	ABSTAINED/ WITHHELD
1.	To approve the proposed transfer of the Company’s shares in VinFast Trading and Production Joint Stock Company (a company incorporated in Vietnam) following a split of certain assets, operations and business undertakings.	2,291,759,529	107,196	33,660